Knoll, Inc.

1235 Water Street

East Greenville, PA 18041

December 9, 2004

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Pamela Long

Re:	Knoll, Inc.
Registration Statement on Form S-1 (Registration No. 333-118901)

Dear Ms. Long:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Knoll, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) be accelerated to Monday, December 13, 2004 at 3:00 p.m. or as soon as practicable thereafter. Under separate cover, you will receive today a letter from the managing underwriter of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

The Company hereby also respectfully requests that the effectiveness of its Form 8-A filed with the Commission on December 3, 2004 pursuant to the Securities and Exchange Act of 1934, as amended, for the Company’s common stock be accelerated to be simultaneous with the effective date of the Registration Statement.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Sincerely,

/s/ Patrick A. Milberger

Patrick A. Milberger

Senior Vice President, General Counsel and Secretary

cc:	Amanda Gordon, Esq.
Michael A. Schwartz, Esq.